SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE TO

(Amendment No. 5)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

MathStar, Inc.

(Name of Subject Company [Issuer])

Tiberius Capital II, LLC

Tiberius Management, Inc.

Hyperion Capital, L.P.

Hyperion Capital Management, LLC

Fife Trading, Inc.

John M. Fife

(Names of Filing Persons – Offeror)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

576801302

(CUSIP Number of Class of Securities)

Eric M. Fogel, Esq.

Schuyler, Roche & Crisham, P.C.

130 East Randolph Street, Suite 3800

Chicago, Illinois 60601

(312) 565-2400

(Name, Address, and Telephone Numbers of Person Authorized to Receive

Notices and Communications on Behalf of Filing Persons)

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$11,410,513	$637

*	Estimated solely for purposes of calculating the filing fee only. Based upon information set forth in the issuer’s most recent proxy statement and quarterly and annual reports filed with the Commission, including the Schedule 14A filed June 4, 2009, the Form 10-Q filed May 15, 2009, and the Form 10-K filed March 31, 2009. Based on the aggregate value of the cash, securities, or other property offered by the bidder for all of the 9,181,497 outstanding shares of common stock, $0.01 par value per share, of the issuer (the “Shares”), less the 53,087 Shares owned by such bidder and the affiliates of such bidder, at a purchase price of $1.25 net per Share (without interest and subject to applicable withholding taxes).

**	Determined pursuant to Rule 0-11 under the Exchange Act by multiplying the estimated transaction value by 0.00005580.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$637
Form or Registration No.:	Schedule TO-T and Amendments No. 2 and No. 3 thereto
Filing Party:	Tiberius Capital II, LLC
Date Filed:	June 1, 2009, July 1, 2009, and July 6, 2009, respectively

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which this statement relates:

☑	Third party tender offer subject to Rule 14d-l .

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 5 (this “Amendment”) is filed by Tiberius Capital II, LLC, an Illinois limited liability company (“Purchaser”), Tiberius Management, Inc., an Illinois corporation, Hyperion Capital, L.P., an Illinois limited partnership, Hyperion Capital Management, LLC, an Illinois limited liability company, Fife Trading, Inc., an Illinois corporation, and John M. Fife. This Amendment amends and supplements the Tender Offer Statement on Schedule TO and the exhibits thereto originally filed with the Securities and Exchange Commission (the “SEC”) on June 1, 2009, as previously amended and supplemented by Amendment No. 1 thereto filed with the SEC on June 22, 2009, Amendment No. 2 thereto filed with the SEC on July 1, 2009, Amendment No. 3 thereto filed with the SEC on July 6, 2009, and Amendment No. 4 thereto filed with the SEC on July 9, 2009 (as previously amended and supplemented, the “Schedule TO”). The Schedule TO relates to the third-party tender offer by Purchaser to purchase all of the 9,181,497 outstanding shares of common stock, $0.01 par value per share (“Shares”), of MathStar, Inc., a Delaware corporation (the “Company”), at a net price per Share equal to $1.25 in cash (without interest and subject to applicable withholding taxes), upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 1, 2009, attached as Exhibit (a)(1)(A) to the Schedule TO (the “Offer to Purchase”), and in the related Letter of Transmittal attached as Exhibit (a)(1)(B) to the Schedule TO (the “Letter of Transmittal” and, together with the Offer to Purchase, as each of them may be amended or supplemented from time to time, the “Offer”).

Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to them in the Offer to Purchase or the Schedule TO, as applicable.

Item 11. Additional Information.

On July 14, 2009, Purchaser issued the press release that is attached hereto as Exhibit (a)(5)(H).

Item 12. Exhibits.

Item 12 of Schedule TO is hereby amended and supplemented to include the following: “(a)(5)(H) Press Release dated July 14, 2009.”

Exhibit	Description

(a)(1)(A)	Offer to Purchase dated June 1, 2009*

(a)(1)(B)	Form of Letter of Transmittal*

(a)(1)(C)	Form of Notice of Guaranteed Delivery*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees*

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees*

(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9*

(a)(5)(A)	Press Release dated June 1, 2009*

(a)(5)(B)	Letter from Tiberius Capital II, LLC to MathStar, Inc. dated June 1, 2009*

(a)(5)(C)	Press Release dated June 22, 2009*

(a)(5)(D)	Press Release dated July 1, 2009*

(a)(5)(E)	Press Release dated July 6, 2009*

(a)(5)(F)	Letter to MathStar Shareholders dated July 8, 2009*

(a)(5)(G)	Press Release dated July 9, 2009*

(a)(5)(H)	Press Release dated July 14, 2009

(b)	Not Applicable

(c)	Not Applicable

(d)	Not Applicable

(e)	Not Applicable

(f)	Not Applicable

(g)	Not Applicable

(h)	Not Applicable

*	Previously filed.

Item 13. Information Required by Schedule 13E-3.

Not Applicable

Signatures

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 14, 2009

TIBERIUS CAPITAL II, LLC By: Tiberius Management, Inc., its manager

By:	/s/ Robert T. Sullivan
Name: Robert T. Sullivan
Title: Authorized Signatory

TIBERIUS MANAGEMENT, INC.

By:	/s/ Robert T. Sullivan
Name: Robert T. Sullivan
Title: Authorized Signatory

HYPERION CAPITAL, L.P. By: Hyperion Capital Management, LLC, its general partner By: Fife Trading, Inc., its manager

By:	/s/ John M. Fife
Name: John M. Fife
Title: Authorized Signatory

HYPERION CAPITAL MANAGEMENT, LLC By: Fife Trading, Inc., its manager

By:	/s/ John M. Fife
Name: John M. Fife
Title: Authorized Signatory

FIFE TRADING, INC.

By:	/s/ John M. Fife
Name: John M. Fife
Title: Authorized Signatory

JOHN M. FIFE

/s/ John M. Fife

EXHIBIT INDEX

Exhibit	Description

(a)(1)(A)	Offer to Purchase dated June 1, 2009*

(a)(1)(B)	Form of Letter of Transmittal*

(a)(1)(C)	Form of Notice of Guaranteed Delivery*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees*

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees*

(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9*

(a)(5)(A)	Press Release dated June 1, 2009*

(a)(5)(B)	Letter from Tiberius Capital II, LLC to MathStar, Inc. dated June 1, 2009*

(a)(5)(C)	Press Release dated June 22, 2009*

(a)(5)(D)	Press Release dated July 1, 2009*

(a)(5)(E)	Press Release dated July 6, 2009*

(a)(5)(F)	Letter to MathStar Shareholders dated July 8, 2009*

(a)(5)(G)	Press Release dated July 9, 2009*

(a)(5)(H)	Press Release dated July 14, 2009

(b)	Not Applicable

(c)	Not Applicable

(d)	Not Applicable

(e)	Not Applicable

(f)	Not Applicable

(g)	Not Applicable

(h)	Not Applicable

*	Previously filed.